

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 26, 2011

Via E-mail
Karen Ruzic Klein
General Counsel
Kayak Software Corporation
55 North Water Street, Suite 1
Norwalk, CT 06854

> **Re:** **Kayak Software Corporation**
> **Amendment No. 6 to Registration Statement on Form S-1**
> **Filed August 12, 2011**
> **File No. 333-170640**

Dear Ms. Klein:

We have reviewed your amended Form S-1 and response letters dated August 11, 2011, and August 15, 2011, respectively, and we have the following comments. Where indicated, we think you should revise your document in response to these comments.

General

1. We note that you have supplementally provided certain third-party studies and reports that you cite or otherwise rely upon for updated information presented in your amended filing. Please confirm that these materials were not prepared for you. Alternatively, if any of the data was prepared for you, please have the author file a consent with respect to the inclusion of such information in the registration statement.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Common Stock Valuations, page 48

2. We note that in response to prior comment 38 from our letter dated December 15, 2010, you supplementally provided a discussion regarding the significant factors contributing to the difference between the estimated offering price and the fair value of your common stock as of June 7, 2011. Please revise to disclose these factors in a future amendment.

3. We note your disclosure on page F-25 that your expected volatility for stock options is derived from the historical volatility of comparable public companies. We further note your disclosure on pages 51 through 53 that the value of your common stock was determined in part by utilizing the market approach based upon market multiples of

comparable public companies. Please address the following with respect to the set of comparable public companies used in your various analyses:

- Confirm that the same set of market comparable public companies is used in all of your various valuation estimates and update your disclosure accordingly.
- Revise to disclose the basis for the selection of the set of comparable public companies, what makes them comparable, and any limitations or uncertainties over that comparability.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

General

4.   We note that foreign currency translation had a significant impact on comprehensive income for the six months ended June 30, 2011 based on disclosure in your consolidated statements of changes in stockholders' equity (deficit).   Please revise to disclose your foreign currency accounting policy.

Segments, page F-8

5.   We note from disclosure on page 37 that the percentage of revenues derived from foreign countries has increased in the six month period ended June 30, 2011 compared to the year ended December 31, 2010. Please revise to disclose revenues and long-lived assets by geographic location. In this regard, notwithstanding the lack of a geographic organizational structure, the company should report this information or state that it is impracticable to do so. Please refer to ASC 280-10-50-41.

Note 10. Commitments and Contingencies

Legal Matters, page F-20

6.   We note your disclosure indicating that you are currently "unable to estimate the potential range of loss, if any, and it is too early to determine the likelihood of whether or not any of these claims will ultimately result in a loss." We further note that certain of the disclosed legal matters were initiated over a year ago. Please supplementally explain to us the following: (1) the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure, and (2) for each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.   Please revise disclosures accordingly or explain why you believe revision is not necessary.

Note 13. Stock Options and Restricted Stock, page F-24

7.   Please revise to disclose the weighted-average grant date fair value of stock options issued during the six months ended June 30, 2011. Further, please revise to disclose total unrecognized estimated compensation expense related to non-vested options granted prior to June 30, 2011 and update the table of outstanding and exercisable options to provide information as of June 30, 2011. Additionally, please continue to revise your MD&A disclosure to include the total fair value of any stock options granted subsequent to the most recent balance sheet date and the expected impact these option grants will have on your financial statements.

You may contact David Edgar at (202) 551-3459 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions or comments on the financial statements or related matters. Please contact Katherine Wray at (202) 551-3483 or me at (202) 551-3462 with any other questions.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Legal Branch Chief

cc: Via E-mail
        Michael A. Conza
        Bingham McCutchen LLP